Exhibit 99.1

Points International to Report First Quarter 2010 Results on Thursday, May 13, 2010

TORONTO, May 4, 2010 -- Points International - (TSX: PTS; OTCBB: PTSEF) - the owner and operator of Points.com, the world's leading reward program management web site - today announced that it will report financial results for the first quarter 2010 on Thursday, May 13, 2010 before the market opens.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO and Anthony Lam, CFO of Points International on Thursday, May 13, 2010 at 8:00 a.m. Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877-941-2069 ten minutes prior to the scheduled start time. International callers should dial 480-629-9713. A telephonic replay of the conference call will also be available until 11:59 pm PT on Thursday, May 20, 2010 by dialing 800-406-7325 and entering the passcode: 4292089 followed by the number sign. Points International will also offer a live and archived webcast, accessible from the "Investor Relations" section of the company's Web site at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-irhome.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

For more information contact:
Rob MacLean
Chief Executive Officer
416-596-6390
Rob.MacLean@points.com